Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Three Months Ended March 31, 2008

(millions of dollars)

Earnings, as defined:
Net income	$108
Income taxes	56
Fixed charges, as below	90

Total earnings, as defined	$254

Fixed charges, as defined:
Interest charges	$86
Rental interest factor	1
Allowance for borrowed funds used during construction	3

Total fixed charges, as defined	$90

Ratio of earnings to fixed charges and ratio of earnings to	2.82

combined fixed charges and preferred stock dividends (a)
_____________________
(a)

Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.